Filed by J.P. Morgan Chase & Co. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Bank One Corporation
Subject Company’s Exchange Act File No.:
001-15323

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, J.P. Morgan Chase’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

     The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive

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officers is available in its proxy statement filed with the Securities and Exchange Commission by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

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[Email message from Bill Harrison]

Subject: Our merger with Bank One

January 14, 2004

Dear colleagues:

This evening we are announcing our decision to merge with Bank One, creating one of the great franchises in our industry. From individual consumers to the largest global institutions, the combined firm will be a leading provider of financial services with all the elements to deliver superior shareholder value.

The strategic rationale for the merger is compelling. The new firm will have:

· A client base of tremendous scope and diversity

· Leadership positions in each of its core businesses

· Huge scale advantages

· Greater stability and consistency of earnings

· Greater capacity to invest for the future

Our new company will be called JPMorgan Chase. The wholesale businesses of the newly combined firm will carry the JPMorgan brand. For the near term, the retail businesses will use both great market brands — Chase and Bank One — in their respective markets and products. We will be conducting a thorough review to determine a long-term retail brand strategy.

I will become chairman and CEO of the new company and Jamie Dimon will become president and COO, with Jamie to succeed me as CEO in 2006 and with me continuing to serve as chairman. The new office of the chairman will include me, Jamie, Don Layton as vice chairman (Finance, Risk & Technology), and Dave Coulter as vice chairman (Investment Banking and Investment Management & Private Banking).

Other senior executives of the combined company, who will serve on the firm’s Executive Committee, include: Austin Adams, Technology; Linda Bammann, Risk — Deputy; Steve Black, Equities; James Boshart, Middle Market; William Campbell, Card Chairman; David Donovan, Retail Branches; Dina Dublon, Finance; Ina Drew, Treasury; John Farrell, Human Resources; Walter Gubert, EMEA Region; Joan Guggenheimer, Legal; Jimmy Lee, Investment Banking; Jay Mandelbaum, Strategy; Bill McDavid, Legal; Heidi Miller, Treasury and Securities Services; Steve Rotella, Mortgage; John Schmidlin, Technology; Charles Scharf, Retail Banking and Lending; Rich Srednicki, Card CEO; Jes Staley, Investment Management & Private Bank and Private Client; Jeff Walker, Private Equity; Don Wilson, Risk; Bill Winters, Credit & Rates.

The corporate headquarters of our new firm will be in New York City. The retail financial services business, which includes the consumer banking, small business banking and consumer lending activities with the exception of credit card, will be headquartered in Chicago. Chicago will also serve as the headquarters for the middle market business.

You will find the news release and a Q&A attached at the end of this message.

The merger is about adding more value for clients, increasing our capabilities and growing our franchise. But there are also savings that we expect to realize as we integrate, including overlapping jobs. To create the best possible combined firm, we will make all decisions objectively, aimed at choosing the best from both companies. We are committed to treating all affected colleagues fairly and with respect. We pledge to answer your questions as promptly as we can in the coming weeks, and you can expect frequent, direct communications as decisions are made. On Thursday, January 15, we will be holding a town hall in New York at 10 a.m., which will be broadcast to many locations. Check CEO Source for a rebroadcast and for regularly updated communications on the merger.

For those who have experienced mergers firsthand, we know there will be many opportunities as well as challenges. Whatever the changes ahead, we are committed to continuing to build a culture based on individual leadership, where each of us can make an impact. Both Jamie and I look forward to working with you to launch a great new firm.

/s/ Bill

Message sent to senior officers worldwide.

You are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase & Co. and Bank One, without charge, at the Securities and Exchange Commission’s internet site (<http://www.sec.gov>). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, NY 10017, Attention: Office of the Secretary, 212-270-6000, or to Bank One Corporation, 1 Bank One Plaza, IL-1-0738, Chicago, IL 60670, Attention: Investor Relations, 312-336-3013. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

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Merger Q&A

This is the first in an ongoing series of Q&A’s about the merger between JPMorgan Chase and Bank One. We will continue to post answers to the most frequently asked questions in the coming weeks.

About the new company

Why are JPMorgan Chase and Bank One planning to merge?
The merger is compelling both strategically and financially. It will create a new institution with a more balanced business mix between wholesale and retail, leading to greater earnings consistency. The new JPMorgan Chase will have top-tier positions in both wholesale and retail financial services, an unparalleled client base and greater scale. And we will have an extraordinarily talented team that shares common values and a strong client orientation. This all adds up to enhanced shareholder value and an even greater ability to compete.

What are the financial terms of the merger?
The agreement provides for a stock-for-stock merger in which 1.32 shares of JPMorgan Chase common stock will be exchanged, on a tax-free basis, for each share of Bank One common stock. Based on JPMorgan Chase’s closing price of $39.22 on Wednesday, January 14, 2004, the transaction would have a value of approximately $51.77 for each share of Bank One common stock. The combined market capitalization of the new institution would be approximately $130 billion.

What’s the name of the new company?
The new company will be called JPMorgan Chase. The wholesale businesses will use the JPMorgan name globally. The retail brands — Chase and Bank One — will continue to be used in their respective markets and products for the time being. We will be conducting an extensive study to determine a long term retail brand strategy.

Who will be the senior leaders?
Bill Harrison will become the chairman and CEO of the new company, and Jamie Dimon will become the president and COO, with Dimon to succeed Harrison as CEO in 2006 and with Harrison continuing to serve as chairman. The new office of the chairman will include Harrison, Dimon, Don Layton as vice chairman (Finance, Risk & Technology), and Dave Coulter as vice chairman (Investment Banking and Investment Management & Private Banking).

Other senior executives of the combined company, who will serve on the firm’s Executive Committee, include: Austin Adams, Technology; Linda Bammann, Risk - Deputy; Steve Black, Equities; James Boshart, Middle Market; William Campbell, Card Chairman; David Donovan, Retail Branches; Dina Dublon, Finance; Ina Drew, Treasury; John Farrell, Human Resources; Walter Gubert, EMEA Region; Joan Guggenheimer, Legal; Jimmy Lee, Investment Banking; Jay Mandelbaum, Strategy; Bill McDavid, Legal; Heidi Miller, Treasury and Securities Services; Steve Rotella, Mortgage; John Schmidlin, Technology; Charles Scharf, Retail Banking and Lending; Rich Srednicki, Card CEO; Jes Staley, Investment Management & Private Bank and Private Client; Jeff Walker, Private Equity; Don Wilson, Risk; Bill Winters, Credit & Rates.

Where will the headquarters be located?
Corporate headquarters will be located in New York City. The retail financial services business, which includes the consumer banking, small business banking and consumer lending activities with the exception of credit card, will be headquartered in Chicago. Chicago will also serve as the headquarters for the middle market business.

When will the merger be completed?
We expect the transaction to be completed in mid-2004.

How big is the new company?
The combined organization will be the second-largest banking franchise in the U.S. based on core deposits, with operations in 17 states and more than 50 countries, and assets of $1.1 trillion.

How many consumer branches will the new company have?
The combined organization would have 2,300 branches in 17 states in the U.S.

What are the major businesses of the new company?
The new company will offer a full range of wholesale and retail products and services. It will have leading positions in retail banking and lending, credit cards, investment banking, asset management, private banking, treasury and securities services, middle market and private equity.

What are the next steps in the transition?
We will work closely with Bank One to create integration teams with people from each company for the businesses and areas affected. As the new organization takes shape, you will be receiving regularly updated communications.

Impact on employees

When will we know about job eliminations?
We expect that some positions will be redundant, but at this point, it is too soon to identify the number of jobs affected. To create the best possible combined firm, we will make all decisions objectively, aimed at choosing the best from both companies. We are committed to treating all affected colleagues fairly and with respect. As the new organization takes shape, we intend to rely on normal attrition and internal job placement as much as possible.

If I lose my job as a result of the merger, what will the severance arrangements be?
We have a team working together on a common severance approach. We will communicate the new policy as soon as it is approved.

Will JPMorgan Chase’s compensation and benefits programs change?
At the present time, JPMorgan Chase’s salary and bonus programs, retirement programs, health care and other benefits programs remain unchanged. As the integration teams review the respective benefits programs from each organization, you will be notified well in advance of any changes that are made.

What resources are available to help me through the transition?
The Employee Assistance Program offers services, information and support about such issues as budgeting and financial planning, anxiety, stress and interpersonal problems. The EAP maintains the confidentiality of employees and dependent family members who use their services. Please check accessHR on eSource for contact names and numbers. We are planning a comprehensive set of services to help employees deal with major change. You will hear more about these services as they are finalized.

Why weren’t employees advised that merger talks were going on?
There are a lot of reasons why merger talks have to be kept confidential, including laws that clearly state that employees and the public must be notified at the same time. We notified both immediately after a definitive agreement was reached.

You are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase & Co. and Bank One, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, NY 10017, Attention: Office of the Secretary, 212-270-6000, or to Bank One Corporation, 1 Bank One Plaza, IL-1-0738, Chicago, IL 60670, Attention: Investor Relations, 312-336-3013. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.